NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX; (PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES
2008 YEAR END RESERVES INFORMATION
(Calgary, March 2, 2009) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (“Pengrowth” or the “Trust”), is pleased to announce its 2008 year end reserves information.
•	Pengrowth grew its reserve base in 2008 by one percent on a proved plus probable basis to total 323.5 million boe. On a proved basis Pengrowth’s total reserves for 2008 totaled 235.2 million boe. Pengrowth replaced 112 percent of production on a proved plus probable basis through a combination of organic development and acquisitions.

•	Reserves per trust unit remained stable at December 31, 2008 at 1.29 boe per trust unit compared to 1.30 boe per trust unit in the previous year (on a proved plus probable basis).

•	Finding and development costs in 2008 totaled $16.27 per boe on a proved plus probable basis excluding changes in future development capital (FDC). Pengrowth’s three-year average finding and development costs demonstrate our ongoing focus on the efficient development of our assets and average $15.20 per boe on a proved plus probable basis excluding changes in FDC.

•	Finding, development and acquisition costs in 2008 totaled $15.47 per boe on a proved plus probable basis excluding changes in FDC.

•	Pengrowth’s estimated net asset value per trust unit, based on GLJ Petroleum Consultants (GLJ) commodity price assumptions at January 2009, existing royalty burdens and prior to consideration of income tax, was $15.30 per trust unit at December 31, 2008 compared to $16.62 per trust unit at the end of 2007.

Reserves
Based on an independent engineering evaluation conducted by GLJ Petroleum Consultants Ltd. (GLJ) effective December 31, 2008 and prepared in accordance with National Instrument 51-101 (NI 51-101), Pengrowth’s proved plus probable reserves were 323.5 mmboe. This represents a 112 percent replacement of proved plus probable reserves during 2008 through the addition of 23.9 mmboe resulting from drilling activity, improved recovery applications and technical revisions, and the acquisition of 9.7 mmboe, net of dispositions, offset by 30.0 mmboe of production.
Proved producing reserves are estimated at 200.6 mmboe; these reserves represent approximately 85 percent of the total proved reserves of 235.2 mmboe. The total proved reserves account for 73 percent of the proved plus probable reserves. These percentages compare closely to 84 percent and 75 percent, respectively for 2007.
Using a ten percent discount factor and GLJ January 1, 2009 pricing, the proved producing reserves account for 71 percent of the proved plus probable before tax value while the total proved reserves account for 79 percent of the proved plus probable before tax value. Using a 6:1 boe conversion rate for natural gas, approximately 37 percent of Pengrowth’s proved plus probable reserves are light/medium crude oil, nine percent are heavy oil, ten percent are NGLs, 41 percent are natural gas and three percent are coalbed methane.
Although focused in strategic core areas, Pengrowth is a geographically diversified energy trust with properties located across Canada in the provinces of British Columbia, Alberta, Saskatchewan and offshore Nova Scotia. On a proved plus probable reserve basis, the Alberta, British Columbia, Saskatchewan and offshore Nova Scotia holdings account for 82 percent, five percent, ten percent and three percent, respectively of reserves reported by GLJ.
Reserves Summary 2008
(Company Interest)
GLJ January 1, 2009 forecast prices and costs

	Light &				Oil	Oil
	medium crude	Heavy oil	NGLs	Natural	equivalent	equivalent
	oil (mbbl)	(mbbl)	(mbbl)	gas (bcf)	2008 (mboe)	2007 (mboe)

Proved producing	72,564	14,453	22,009	549.3	200,580	202,898
Proved developed non-producing	821	148	415	21.7	5,004	4,997
Proved undeveloped	17,030	1,676	1,120	58.9	29,640	33,275

Total proved	90,415	16,277	23,543	629.9	235,224	241,169

Total proved plus probable	121,289	27,728	32,442	852.0	323,463	319,921

*	Table may have rounding differences
RESERVE RECONCILIATION
Pengrowth added 33.6 mmboe of proved plus probable reserves during 2008, replacing production by 112 percent. Reserve additions amounting to 23.9 mmboe, mainly from drilling and improved recovery projects with some net positive technical revisions, accounted for approximately 71 percent of the increase. Most significant of these were the improved recovery addition for the proposed Lindbergh thermal pilot project, drilling extensions at Carson Creek and Fenn-Big Valley and infill drilling and improved recovery at Weyburn and Deer Mountain. The balance of the additions, totaling 9.7 mmboe, resulted from acquisitions, net of some minor dispositions. The acquisitions were aimed at increasing Pengrowth’s ownership in existing core areas. The largest was at Harmattan while others of significance were at Swan Hills and Carson Creek. Production during 2008 amounted to 30.0 mmboe.

RESERVES RECONCILIATION 2008
Company Interest
GLJ January 1, 2009 forecast prices and costs

	Light &				Oil
	medium				equivalent
	crude oil	Heavy oil	NGLs	Natural	2008
	(mbbl)	(mbbl)	(mbbl)	gas (bcf)	(mboe)

TOTAL PROVED
December 31, 2007	92,977	16,906	21,786	657.0	241,169
Extensions	619	199	796	12.5	3,689
Infill Drilling	1,264	260	103	8.9	3,109
Improved Recovery	1,314	0	93	0.3	1,464
Technical Revisions	1,989	1,885	1,903	20.8	9,244
Discoveries	17	0	0	0.6	120
Acquisitions	1,182	0	2,282	19.2	6,661
Dispositions	(11)	0	(10)	(1.2)	(224)
Production	(8,936)	(2,973)	(3,409)	(88.1)	(30,009)

December 31, 2008	90,414	16,277	23,543	629.9	235,224

PROVED PLUS PROBABLE
December 31, 2007	124,188	21,792	28,994	869.7	319,921
Extensions	1,215	247	1,589	28.3	7,762
Infill Drilling	1,594	566	285	10.1	4,125
Improved Recovery	2,009	6,389	101	0.2	8,539
Technical Revisions	(363)	1,707	1,364	3.3	3,264
Discoveries	20	0	0	0.9	173
Acquisitions	1,576	0	3,533	29.3	9,987
Dispositions	(14)	0	(15)	(1.6)	(299)
Production	(8,936)	(2,973)	(3,409)	(88.1)	(30,009)

December 31, 2008	121,289	27,728	32,442	852.0	323,463

NET PRESENT VALUE SUMMARY 2008
At GLJ January 1, 2009 forecast prices and costs
Before Income Taxes

($ millions)	Undiscounted	Discounted at 5%	Discounted at 10%	Discounted at 15%	Discounted at 20%

Proved Reserves
Proved Developed Producing	6,947	5,046	3,982	3,308	2,843
Proved Developed Non-Producing	162	103	75	57	46
Proved Undeveloped	1,097	611	368	229	142

Total Proved Reserves	8,206	5,761	4,425	3,594	3,030
Probable Reserves	3,703	1,899	1,157	779	558

Total Proved Plus Probable Reserves	11,909	7,660	5,582	4,373	3,589

BEFORE TAX NET ASSET VALUE AT DECEMBER 31, 2008
In the following table, Pengrowth’s net asset value is measured with reference to the ten percent discount present value of future net cash flows from reserves, as estimated by GLJ and prior to consideration of income tax. The calculation is shown using the GLJ escalated price forecast.

Net Asset Value (NAV)
BEFORE TAX
Forecast prices
NAV at December 31, 2008

$Thousands, except per unit amounts	10% discount

Value of Proved plus Probable Reserves discounted at 10%	5,581,528
Undeveloped lands (1)	209,701
Working capital deficit (2)	(68,188)
Reclamation funds	27,219
Long-term debt (3)	(1,697,293)
Fair value of commodity contracts (4)	164,692
Fair value of FX contracts (4)	(18,727)
Other liabilities (5)	(84,595)
Asset retirement obligations (6)	(195,622)

Net Asset Value	$3,918,715
Units Outstanding (000’s)	256,076
NAV/Unit	$15.30

(1)	Pengrowth’s internal estimate

(2)	Excludes distributions payable, current portion of risk management contracts and future income taxes.

(3)	Represents the Fair Value of long term debt in the Notes to the Financial Statements

(4)	Represents the total fair value of risk management contracts on Pengrowh’s year end financial statements.

(5)	Other liabilities include convertible debt and non-current contract liabilities.

(6)	The asset retirement obligation is based on Pengrowth’s estimate of future site restoration and abandonment liabilities less that portion of these costs that are included in the value of proved plus probable reserves.
RESERVE LIFE INDEX
Pengrowth’s proved reserve life index (RLI) decreased to 8.0 years from 8.2 years last year. The proved plus probable RLI of 10.6 years can be compared to last year’s value of 10.4 years. The changes are mainly due to Pengrowth’s ongoing development efforts which are aimed at increasing reserves and production and extending the life of its fields.

Reserve Life Index	2008	2007	2006

Total proved	8.0	8.2	8.0
Proved plus probable	10.6	10.4	10.1

FINDING, DEVELOPMENT AND ACQUISITION COSTS
FINDING AND DEVELOPMENT COSTS
During 2008, Pengrowth spent $388.3 million on development and optimization activities, which added 17.6 mmboe of proved and 23.9 mmboe of proved plus probable reserves including revisions. The largest proven plus probable additions were for the proposed Lindbergh thermal pilot project, drilling extensions at Carson Creek, Fenn-Big Valley and Harmattan, infill drilling and improved recovery at Weyburn and Deer Mountain and infill drilling at Monogram, as well as performance related positive technical revisions at Judy Creek, Quirk Creek, Carson Creek, Jenner and Tangleflags.
In total, Pengrowth participated in drilling 507 gross wells (217 net wells) during 2008 with a 96 percent success rate.
AQUISITIONS AND DISPOSITIONS
Pengrowth made strategic acquisitions during 2008 aimed at increasing ownership in existing core areas in an ongoing effort to high-grade its portfolio. Pengrowth spent $148.2 million on acquisitions adding 6.7 mmboe of proved and 10.0 mmboe of proved plus probable reserves. Total proceeds from minor dispositions of small, isolated properties and undeveloped acreage during 2008 were $17.4 million, resulting in a decrease of 0.2 mmboe proved and 0.3 mmboe proved plus probable reserves.
In September 2008, Pengrowth closed the acquisition of Accrete Energy Inc. Along with another complementary small asset acquisition, the Accrete acquisition expanded Pengrowth’s operations in the southern Alberta Harmattan area. Pengrowth also increased its interests in the core Judy Creek area by acquiring additional ownership in existing assets at Carson Creek and Swan Hills.
FINDING, DEVELOPMENT AND ACQUISITION COSTS
Pengrowth’s finding, development and acquisition costs are summarized below. These are determined separately for exploration and development activity and acquisition and disposition transactions, with and without change in future development costs. Future development costs reflect the amount of estimated capital that will be required to bring non-producing, undeveloped or probable reserves on stream. These forecasts of future development costs will change with time due to ongoing development activity, inflationary changes in capital costs and acquisition or disposition of assets.

FD&A Costs — Company Interest Reserves
		Proved plus
2008	Proved	Probable

FD&A Costs Excluding Future Development Capital

Exploration and Development Capital Expenditures — $thousands	$388,300	$388,300
Exploration and Development Reserve Additions including Revisions — mboe	17,627	23,863

Finding and Development Cost — $/boe	$22.03	$16.27

Net Acquisition Capital — $thousands	$130,795	$130,795
Net Acquisition Reserve Additions — mboe	6,437	9,688

Net Acquisition Cost — $/boe	$20.32	$13.50

Total Capital Expenditures including Net Acquisitions — $thousands	$519,095	$519,095
Reserve Additions including Net Acquisitions — mboe	24,064	33,551

Finding Development and Acquisition Cost — $/boe	$21.57	$15.47

FD&A Costs Including Future Development Capital

Exploration and Development Capital Expenditures — $thousands	$388,300	$388,300
Exploration and Development Change in FDC — $thousands	$12,000	$180,000
Exploration and Development Capital including Change in FDC — $thousands	$400,300	$568,300
Exploration and Development Reserve Additions including Revisions — mboe	17,627	23,863

Finding and Development Cost — $/boe	$22.71	$23.82

Net Acquisition Capital — $thousands	$130,795	$130,795
Net Acquisition FDC — $thousands	$1,000	$10,000
Net Acquisition Capital including Change in FDC — $thousands	$131,795	$140,795
Net Acquisition Reserve Additions — mboe	6,437	9,688

Net Acquisition Cost — $/boe	$20.47	$14.53

Total Capital Expenditures including Net Acquisitions — $thousands	$519,095	$519,095
Total Change in FDC — $thousands	$13,000	$190,000
Total Capital including Change in FDC — $thousands	$532,095	$709,095
Reserve Additions including Net Acquisitions — mboe	24,064	33,551

Finding Development and Acquisition Cost including FDC — $/boe	$22.11	$21.14

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)

GLJ January 1, 2009 forecast pricing and costs:

						Revenue		Revenue
						before		after
			Operating	Development	Abandonment	income	Income	income
($ millions)	Revenue	Royalties	Costs	Costs	Costs(1)	tax	Tax(2)	tax

Proved producing	14,466	2,919	4,203	214	182	6,947	1,061	5,886
Proved developed non-producing	328	80	62	21	3	162	64	99
Proved undeveloped	2,721	630	636	343	14	1,097	667	429

Total Proved	17,515	3,630	4,901	579	200	8,206	1,792	6,414
Total Probable	7,567	1,640	1,769	430	26	3,703	1,488	2,215

Proved Plus Probable	25,082	5,269	6,670	1,009	225	11,909	3,280	8,629

(1)	Well abandonment costs as reported by GLJ

(2)	Income tax as extimated by Pengrowth
TAX POOLS
On a combined basis, Pengrowth’s tax pools total approximately $3.1 billion. The table below provides an estimate of tax pools at both the trust and the operating entity level as at December 31, 2008. These estimates are based upon forecasts prepared internally and have not been verified by any provincial or federal taxing authority. They have been included for information purposes only.

($ millions)

Trust Tax Pools	$1,308

Operating Entity Tax Pools
COGPE	27
CDE	314
UCC	682
CEE	23
Other (Injectants, etc.)	702

Total Tax Pools	$3,056

GLJ’s January 1, 2009 forecast prices are shown below:

		Edmonton light	Natural gas at
	WTI crude oil	crude oil	AECO
Year	(US $/bbl)	(Cdn $/bbl)	(Cdn$/mmBtu)

2009	57.50	68.61	7.58
2010	68.00	78.94	7.94
2011	74.00	83.54	8.34
2012	85.00	90.92	8.70
2013	92.01	95.91	8.95
2014	93.85	97.84	9.14
2015	95.73	99.82	9.34
2016	97.64	101.83	9.54
2017	99.59	103.89	9.75
2018	101.59	105.99	9.95
Thereafter	+2%/yr	+2%/yr	+2%/yr

PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: 1-403-693-8889
For media inquiries contact:
Telephone: (403) 213-9684 Facsimile: 1-403-781-9757
Advisory:
All amounts are stated in Canadian dollars unless otherwise specified. All reserves and production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before royalties and using GLJ’s January 1, 2009 forecast prices and costs.
Caution Regarding Engineering Terms:
When used herein, the term “boe” means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
In addition, Pengrowth uses the following frequently recurring industry terms in this press release: “bbls” refers to barrels, “mbbls” refers to a thousand barrels, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “bcf” refers to billion cubic feet.
Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, benefits and synergies resulting from Pengrowth’s corporate and asset acquisitions, business strategy and strengths, goals, focus and the effects thereof, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, production additions from Pengrowth’s 2009 development programs, remaining producing reserves lives, operating expenses, royalty rates, net present values of future net revenue from reserves, commodity prices and costs, exchange rates, the impact of contracts for commodities, development plans and programs, tax horizon, future income taxes, taxability of distributions, the impact of proposed changes to Canadian tax legislation or U.S. tax legislation, abandonment and reclamation costs, government royalty rates (including estimated increase in royalties paid and estimated decline in net present value of reserves and 2009 cash flows) and expiring acreage. Statements relating to reserves are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, and our ability to add production and reserves through our acquisition, development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Risk Factors” in our most recent Annual Information Form, under the heading “Business Risks” in our most recent year-end Management’s Discussion and Analysis, and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.
Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
Note to US Readers
The SEC generally permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and interests of others and does not permit the disclosure of reserves or estimated future net cash flows from reserves based on escalating prices and costs. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included reserves designated as “probable”, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using escalated prices and costs. See “Presentation of our Reserve Information” in our most recent Annual Information Form or Form 40-F for more information.